Exhibit 21.1

LIST OF SUBSIDIARIES OF OPORTUN FINANCIAL CORPORATION

The following is a list of subsidiaries of Oportun Financial Corporation and the state or other jurisdiction in which each was organized. This list does not include dormant subsidiaries or subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Subsidiary	Jurisdiction of Formation
Oportun, Inc	Delaware
Oportun Global Holdings, Inc.	Delaware
Oportun Funding V, LLC	Delaware
Oportun Funding VI, LLC	Delaware
Oportun Funding VII, LLC	Delaware
Oportun Funding VIII, LLC	Delaware
Oportun Funding IX, LLC	Delaware
Oportun Funding X, LLC	Delaware
Oportun Funding XII, LLC	Delaware
Oportun Funding XIII, LLC	Delaware
Oportun, LLC	Delaware
OPRT Development Center Private Limited	India
OPTNSVC Mexico, S. de R.L. de C.V.	Mexico
PF Servicing, LLC	Delaware
PF Servicing, S. de R.L. de C.V.	Mexico